EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 25, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

(Exact name of Registrant as specified in its charter)

TELESP HOLDING COMPANY

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima, 3729 10' andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Item 1

Telefónica

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Announces an Abstract of the Preliminary First Half Year 2002 Results

São Paulo, Brazil, July 24, 2002.

For more information:
Charles E. Allen
TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP, SP, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

TELECOMUNICAÇÕES DE SÃO PAULO S.A -TELESP (NYSE: TSP; BOVESPA: TLPP) informs hereby the preliminary results for the first half year 2002.

HIGHLIGHTS OF RESULTS

	Accumulated	Quarter
Unaudited	**Jun-02**	**2Q02**
Net operating revenues (R$ MM)	4,751	2,397
Operating expenses (R$ MM)	(2,293)	(1,154)
EBITDA [1/] (R$ MM)	2,458	1,243
EBITDA Margin (%)	51.7	51.9
Capex (R$ MM)	908	525
Lines in Service - Total (000)	12,512	12,512
Residential Lines (000)	9,252	9,252
Local Traffic		
Registered Pulses (pul MM)	17,763	8,958
Exceeding Pulses (pul MM)	12,366	6,287
Domestic Long Distance (min 000)	7,170	3,575
International Long Distance (min 000)	1.6	1.6
ADSL Clients	282,269	282,269
Employee (end of period)	10,065	10,065
LIS / Employee	1,243	1,243
PDD	3.8%	4.0%

1/ EBITDA = operating income + depreciation

Telesp also informs that:

1. The Free Cash Flow generated by the Telefónica Group fixed line operators in Latin America in the first half of the year 2002 reached 1,060.4 million euros of which 48.7% were produced by Telesp (516.8 million euros in June de 2002 vis-à-vis 359.4 millions euros in June 2001).
2. The International Long Distance service in just 2 months of operations reached in June 2002 a 16.4% market share.
3. The estimated Domestic Long Distance service within the State of São Paulo, accumulated for June 2002 a 79.0% market share.
4. "Press Release" with the consolidated unaudited financials will be filed in the near future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: July 24, 2002

By ______________________________

Name: Charles E. Allen

Title: Investor Relations Director

Telecomunicações de São Paulo S.A. – Telesp – announces an Abstract of the Preliminary First Half Year 2002 Results.